

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

March 26, 2018

Via E-Mail
Mr. Robb Giammatteo
Chief Financial Officer
Ascena Retail Group, Inc.
933 MacArthur Boulevard,
Mahwah, New Jersey 07430

>   Re: **Ascena Retail Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended July 29, 2017**
>   **Filed September 25, 2017**
>   **File No. 000-11736**

Dear Mr. Giammatteo:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Joel Parker
>
>   Joel Parker
>   Senior Assistant Chief Accountant
>   Office of Beverages, Apparel, and
>   Mining